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[VIVENDI UNIVERSAL LOGO]



                       VIVENDI UNIVERSAL CONFIRMS CLOSING
                OF SALE OF SEAGRAM SPIRITS AND WINE BUSINESS TO
                            DIAGEO AND PERNOD RICARD

          -    VIVENDI UNIVERSAL RECEIVES APPROXIMATELY $8.1 BILLION IN CASH
          -    PROCEEDS TO BE USED FOR DEBT REPAYMENT AND GENERAL CORPORATE
               PURPOSES

NEW YORK, DECEMBER 21, 2001 - Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] confirmed today that it successfully closed the sale of its Seagram Spirits and Wine business to Diageo and Pernod Ricard for approximately $8.1 billion in cash. The closing took place today in New York City.

Proceeds from the sale of the Seagram Spirits and Wine business will be used by Vivendi Universal for debt repayment and general corporate purposes.

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ABOUT VIVENDI UNIVERSAL:

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted through Universal Music Group, the world's leading music company, which develops, acquires, manufactures, markets and distributes recorded music through wholly owned operations or licensees in 63 countries around the world. Universal Music Group's other businesses also include one of the world's largest music publishing companies, which involves the acquisition of rights to, and licensing of, musical compositions. The PUBLISHING business is a worldwide content leader in its core markets: education/literature, games, and healthcare information. It provides content across multiple platforms. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT is a 63-percent owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe.
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MEDIA RELATIONS CONTACTS:                      INVESTOR RELATIONS CONTACTS:
NEW YORK - VIVENDI UNIVERSAL                   NEW YORK - VIVENDI UNIVERSAL
Anita Larsen                                   Eileen McLaughlin
212-572-1118, or                               212-572-8961
Mia Carbonell                                  PARIS - VIVENDI UNIVERSAL
212-572-7556                                   Laurence Daniel
                                               011-33-1-71-71-1233

PARIS - VIVENDI UNIVERSAL
Antoine Lefort
011-33-1-71-71-1180

NEW YORK - SEAGRAM SPIRITS AND WINE
VICKI NOBLES
212-572-7949